Exhibit 4.9

DATED    March 22, 2018

(1) JASON FURNITURE (HANGZHOU) CO., LTD.

(2) NATUZZI SpA

(3) NATUZZI TRADING (SHANGHAI) CO., LTD.

AGREEMENT FOR THE

SALE AND PURCHASE AND SUBSCRIPTION OF SHARES IN

NATUZZI TRADING (SHANGHAI) CO, LTD.

This Agreement is made on March 22, 2018

BY AND AMONG

(1)	Natuzzi SpA (“Natuzzi”), a joint-stock company incorporated under the laws of Italy, with registered office at Via Iazzitiello 47, 70029, Santeramo in Colle (BA) and tax code, VAT number and Bari Companies’ Register no. 03513760722, represented by its CEO and Chairman Pasquale Natuzzi;

(2)	Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”) company incorporated under the laws of the People’s Republic of China (PRC), with registered office at No. 113, 11 Avenue, Hangzhou Economy and Technology Development Area, Hangzhou, PRC, Unified Social Credit Code: 91330100793655954W, represented by its Chairman, Jiangsheng Gu, and

(3)	Natuzzi Trading (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC, with registered office at Suite 1901， 1907， 1908， 150 Zunyi Road, Changning District, Shanghai, PRC, Unified Social Credit Code 913100006809540778, represented by its Chairman of the Board, Thomas Kuh.

collectively, the “Parties”.

RECITALS:

(A)	Natuzzi is the registered holder and beneficial owner of the entire registered capital of Natuzzi Trading (Shanghai) Co., Ltd. (the “Company”).

(B)	Pursuant to the Preliminary Agreement entered into between Natuzzi and Kuka on January 9, 2018 (the “Preliminary Agreement”) Kuka has agreed to subscribe unilaterally for an increase of the registered capital of the Company and acquire from Natuzzi a certain equity interest in the Company, as a result of which Kuka will own a 51% equity interest and Natuzzi will own a 49% equity interest in the Company (the “Transaction”).

The Transaction shall be carried out according to the terms and conditions of this Agreement, which - once it becomes effective - will replace and supersede the Preliminary Agreement.

TERMS AGREED:

1.	Definitions and Interpretation

1.1	In this Agreement where the context so admits the following words and expressions shall have the following meanings:

“Affiliate”	means in relation to a Party, any subsidiary or direct or indirect holding company of such Party, any subsidiary of such holding company, and any company in which such Party has control or in which such party holds or controls directly or indirectly not less than 50% of the issued share capital;

“AIC”	means the Administration for Industry and Commerce in Shanghai that is competent for the Company;

“Amended Articles of Association”	means the amended and restated articles of association of the Company in the agreed form , which shall come into effect on Closing;

“Business Day”	a day on which banks are open for business in Shanghai, PRC;

“Capital Contribution”	means the amount specified in Clause 2.1;

“Capital Increase”	mean the increase of the Company’s capital described in Clause 2.1;

“Closing”	means the completion of the Capital Increase and the Equity Transfer as described under Clause 2.2;

“Closing Date”	means the date on which Closing shall take place;

“Company” “Conditions”	means Natuzzi Shanghai (Trading) Co., Ltd.; means the conditions to Closing as set out in Clause 3.1;

“Equity Transfer”	means the transfer of equity interest in the Company to Kuka as described in Clause 2.2;

“Governmental Authority”	means any state or administrative office, court or authority, whether in the PRC or elsewhere, with judicial, administrative or political powers;

“Joint Venture Contract”	the Joint Venture Contract signed on this date between Natuzzi and Kuka in the agreed form, which shall come into effect on Closing;

“Kuka”	means the company Jason Furniture (Hangzhou) Co., Ltd.;

“Natuzzi”	means the company Natuzzi SpA;

“Original Approval Authority” “Supply Agreements”

means the Shanghai Commerce Commission or its local district branch, as applicable;

means the supply agreements between Natuzzi SpA and Natuzzi China Co., Ltd. and the Company dated on March 14, 2018 in the form attached as Exhibit 2.

“Transaction”	the acquisition of a 51% interest by Kuka in the Company pursuant to the terms and conditions of this Agreement;

“Transaction Documents”	means this Agreement, the Joint Venture Contract and the Amended Articles of Association;

“Trademark License Contract”	means the agreement for the exclusive licensing of Natuzzi’s rights to certain trademarks to the Company dated on March 14, 2018, in the form attached as Exhibit 1;

“Trademark License Consideration”	EUR 15,000,000 as determined in the Trademark License Contract.

1.2	Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.3	The expression “Natuzzi”, “Kuka” and the “Company” include their successors and assignees as the case may be.

1.4	The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

1.5	A document expressed to be “in the agreed form” means a document the terms of which have been approved by or on behalf of Natuzzi and Kuka and a copy of which has been signed for the purposes of identification by or on behalf of those Parties.

2.	The Transaction

2.1	Within twenty (20) Business Days from the date of this Agreement, Kuka shall pay the RMB equivalent of EUR 35,000,000 (the “Capital Contribution”) to the capital account indicated by the Company. Within three (3) Business Days after having received the Capital Contribution, the Company shall hold a board meeting at which the Company shall resolve to increase its total investment from US$ 2,140,000 to US$ 2,954,098 and its registered capital from US$ 1,500,000 to US$ 2,067,869 (the “Capital Increase”), such increase to be fulfilled entirely through the payment of the Capital Contribution by Kuka, and the Company shall apply with the AIC and the Original Approval Authority for the recordal of the Capital Increase. The difference between the Capital Contribution and US$ 567,869 shall be booked as capital surplus of the Company. The money paid by Kuka as Capital Contribution to the Company’s account cannot be used by the Company in any manner until Closing.

2.2	On Closing Date, the Company shall issue to Kuka a capital verification report certifying that Kuka has fulfilled its Capital Contribution of US$ 567,869 and therefore it owns 27.46% of the equity interest in the Company (the “Capital Verification Report”). Simultaneously with the Capital Increase, on Closing Date, Natuzzi shall transfer to Kuka and Kuka shall purchase an equity interest in the Company corresponding to US$ 486,744 of registered capital for a consideration to be paid on Closing of EUR 30,000,000 (the “Equity Transfer”), in freely available funds to the bank account indicated by Natuzzi at least three (3) working days prior to the Closing Date.

2.3	Upon Closing the ownership structure of the Company shall be as follows:

(a)	Kuka: 51% of the registered capital of the Company for a value of USD 1,054,613; and

(b)	Natuzzi: 49% of the registered capital of the Company for a value of USD 1,013,256.

2.4	Within seven (7) Business Days from the Closing Date, the Parties shall cause the Company to pay the Trademark License Consideration, in freely available funds to the bank account indicated by Natuzzi at least three (3) days before the payment due date.

3.	Conditions to the Closing

3.1	Closing shall be subject to the satisfaction or waiver in writing by Natuzzi and Kuka of the following conditions (the “Conditions”):
(a)	the Company having adopted a Board resolution in accordance with its current Articles of Association for increase of its total investment from US$ 2,140,000 to US$ 2,954,098 and of its registered capital from US$ 1,500,000 to US$ 2,067,869;

(b)	Kuka’s shareholders’ meeting having retroactively approved the Supply Agreements and the Trademark License Contract without any changes or variations that have not been specifically agreed to by Natuzzi;

(c)	Kuka and Natuzzi having entered into the Joint Venture Contract and Amended Articles of Association of the Company in the agreed form;

(d)	the Original Approval Authority of the Company having completed the recordal of the Capital Increase and Equity Transfer;

(e)	the AIC having completed recordal of the Capital Increase and Equity Transfer;

(f)	the competent SAFE having completed the recordal of the Equity Transfer; and

(g)	no laws, regulations or decision which would prohibit, restrict or materially delay the entering into and performance of this Agreement or the operation of the Company having been proposed, enacted or taken by any Governmental Authority.

3.2	The Parties shall exercise their best efforts in order to fulfil the Conditions by a date that is not later than five (5) months after the date of this Agreement (the “Long Stop Date”). In the event that any of the Conditions shall not have been fulfilled (unless waived in writing by Natuzzi and Kuka) by the Long Stop Date then, other than in respect of Clauses 8, 9 and 10, any of Natuzzi or Kuka may terminate this Agreement by written notice to the other Parties and none of the Parties shall have anymore an obligation to carry out the transactions described herein and liabilities of the Parties shall cease and no Party shall have any claim against any other Parties (save in respect of any antecedent breach of this Agreement or any claim for fraud or fraudulent misrepresentation by the other Parties, and save in respect of the obligation of the Company to return the Capital Contribution under Clause 3.3).

3.3	Upon termination of this Agreement pursuant to Clause 3.2 above, the Capital Contribution paid by Kuka shall be immediately returned by the Company to Kuka, without any deduction. For the avoidance of doubt, Natuzzi shall be jointly liable with the Company for the obligation described in this Clause 3.3.

4.	Closing Actions

Closing shall take place on the fifth (5th) Business Day after all the Conditions have been fulfilled (unless such Condition has been waived in writing by Kuka and Natuzzi), or other date agreed in writing by Natuzzi and Kuka. The date on which Closing occurs shall be the “Closing Date”. On Closing Date all the following actions/events (and not only some of them, unless otherwise agreed in writing by the Parties) shall take place:

(a)	the Company shall issue a Capital Verification Report for the Capital Contribution to Kuka, confirming that Kuka owns 27.46% of the equity interest in the Company;

(b)	Kuka shall pay the Equity Transfer Price to the account indicated by Natuzzi prior to or on the Closing Date;

(c)	Three (3) of the directors of the Company shall resign and Kuka shall appoint three new directors to the Board of the Company;

(d)	The Supervisor appointed by Natuzzi to the Company shall resign and each of Kuka and Natuzzi shall appoint one (1) supervisor to the Supervisory Board of the Company;

(e)	The Joint Venture Contract and the Amended Articles of Association shall come into effect;

(f)	Natuzzi shall deliver the management accounts of the Company (including monthly statements for profit and loss, balance sheet and cash-flow) as of the end of the preceding month prior to the Closing.

Closing shall take place at the offices of the Company in Shanghai at 2 pm on the Closing Date.

5.	Procedures

5.1	Following signature of this Agreement and of the Joint Venture Agreement and Amended Articles of Association, the Company shall be responsible for submitting the Transaction Documents plus any required documentation to the Approval Authority, the AIC and the SAFE. Kuka and Natuzzi shall actively cooperate in providing necessary support to the filings. The Company shall keep Kuka and Natuzzi promptly informed of all steps done to accomplish the recordal and approvals required under this Agreement. In particular, the Company shall provide to Kuka and Natuzzi copies of all documents submitted to the authorities including accompanying correspondence with the same.

5.2	The Company shall refrain from carrying out any transactions outside of ordinary course of business during the period between the effective date of this Agreement and the Closing Date; for the avoidance of doubt, the foregoing restriction shall not apply to the conclusion of the Trademark License Contract and the Supply Agreements.

5.3	The Company shall provide its audit report for 2017 to Kuka as soon as it is issued by its current auditor.

6.	Representations and Warranties

6.1	Natuzzi hereby irrevocably represents, warrants and undertakes to and with Kuka that each of the statements set out below is now and (except as otherwise provided) will at Closing be true and accurate:

6.1.1	Natuzzi is a company duly incorporated and validly existing and in good standing under the laws of Italy and has all requisite corporate powers and authority to own property and carry on its business as presently conducted.

6.1.2	Natuzzi has the legal rights and full power and authority to enter into and perform this Agreement.

6.1.3	The execution and delivery of, and the performance by Natuzzi of its obligations under the Transaction Documents will not:

(i)	result in a material breach of any provision of its organizational documents;

(ii)	result in a material breach of, or constitute a default under, or otherwise give any third party a right to terminate or modify, any instrument to which Natuzzi is a party or by which Natuzzi is bound; or

(iii)	require the consent of any person which has not been obtained.

6.1.4	Natuzzi is the sole legal and beneficial owner of all the registered capital in the Company, and has the right to exercise all voting and other rights in the Company. Kuka will acquire full rights to 51% of the Company’s registered capital upon and subject to Closing.

6.1.5	The registered capital of the Company as of the date of this Agreement has been fully paid and there are no right of first refusal, pledge, liens or other encumbrances affecting Natuzzi’s right to carry out the Equity Transfer.

6.1.6	There are no dividends, bonuses or other distributions that have been declared but unpaid and owing by the Company to Natuzzi.

6.1.7	The Company has no subsidiaries.

6.1.8	All the financial information and financial statements of the Company disclosed in writing to Kuka and its auditors (including those disclosed pursuant to Clauses 4(f) and 5.3) are complete, true and accurate and present a fair view of the Company’s assets and liabilities (including contingent liabilities).

6.1.9	The Company has not provided guarantees in favour of Natuzzi or its Affiliates or other third parties.

6.1.10	There is no dispute on going or threatened in writing against the Company by any third party or by its employees which involves an amount exceeding RMB 500,000.00.

6.1.11	All accounts payable and accounts receivable between the Company and Natuzzi or its Affiliates which are overdue as of February 28th ,2018 will have been settled as of Closing.

6.2	Kuka hereby irrevocably represents, warrants and undertakes to and with Natuzzi that each of the statements set out below is now and (except as otherwise provided) will at Closing be true and accurate:

6.2.1	Kuka is a company duly incorporated and validly existing and in good standing under the laws of People’s Republic of China and has all requisite corporate powers and authority to own property and carry on its business as presently conducted.

6.2.2	Kuka has the legal rights and full power and authority to enter into and perform this Agreement.

6.2.3	The execution and delivery of, and the performance by Kuka of its obligations under the Transaction Documents will not:

(i)	result in a material breach of any provision of its organizational documents;

(ii)	result in a material breach of, or constitute a default under, or otherwise give any third party a right to terminate or modify, any instrument to which Kuka is a party or by which Kuka is bound; or

(iii)	require the consent of any person which has not been obtained.

7.	Confidentiality and Non Solicitation

7.1	For the purposes of this Clause 7;

7.1.1	the term “Confidential Information” means:

(i)	this Agreement and the Transaction Documents;

(ii)	all such data, documents and information of any kind whatsoever (without any limitation) that any Party or any of its Affiliates provides (including through their Representatives) to the other Party and/or its Affiliates or their Representatives (hereinafter referred to as the “Informed Party”) in writing, on an electronic support or by any other means, and concerning, directly or indirectly, any Party and/or the Partnership and/or the Parties’ activities and/or the activities of any of its Affiliates; and

(iii)	all the written, oral or other kind of material, and any notes, analyses, compilations, studies, interpretations, memoranda or other documents prepared by any Party or its Representatives or Affiliates, which contain, reflect or are based upon in whole or in part, the Confidential Information referred to in (i) and (ii) above;

(iv)	the term “Representatives” means the shareholders, directors, managers, employees, agents, officials and advisors of any Party to whom the Confidential Information might be communicated pursuant to this Agreement; and

(v)	the term “Third Parties” means any person other than the Parties, their Affiliates and their respective Representatives.

7.1.2	Each of the Parties will:

(i)	keep the confidentiality of the Confidential Information and not disclose the same to Third Parties, nor sell, trade, publish or otherwise disclose to anyone in any manner whatsoever the Confidential Information, without the prior written consent of the other Party, except as required by applicable law, or by a decision of a court having jurisdiction and authority to issue such decision vis-à-vis any Party;

(ii)	use the Confidential Information only for the implementation of the Transaction and, without limitations, not to use the Confidential Information to its own advantage for purposes not related to the Transaction, or in such a manner to cause damage to the other Party and/or its Affiliates, or to induce the other Party’s - or its Affiliates’ - employees, or those entities that, to the knowledge of the Informed Party, are customers or suppliers of such companies, to cease to be employees, customers or suppliers (as the case may be);

(iii)	ensure that each Representative to whom disclosure is made in accordance with this Clause 7.1.2 is duly informed of and is bound by the terms of this Clause 7.1.2, as if he or she were a party hereto;

(iv)	accept full responsibility and liability for any breach of this Clause 7.1.2 by their respective Representatives;

(v)	return or destroy promptly, upon the request of the other Party, all documents, reports or memoranda received during this process and containing Confidential Information.

(vi)	Clause 7.1.2 above does not apply to the extent that the Confidential Information was in the public domain at the time of the signature of this Agreement or was rightfully in the Parties possession as of the date hereof and was not previously acquired directly or indirectly from any Party, its Affiliates or their Representatives.

7.1.3	The Parties undertake to agree the content and the timing of any press release or other communication concerning the subject-matter of all Transaction Documents the Trademark License Contract and the Supply Agreements being understood that such communication will be compliant with the regulations of the New York Stock Exchange and Shanghai Stock Exchange.

7.2	For a period of three years from Closing, each Party (also on behalf of its Affiliates) undertakes not to solicit the employment in any manner of any personnel of the Company who is employed by the Company in an executive or technical position.

8.	General

8.1	This Agreement shall be binding upon and inure for the benefit of the personal representatives or successors of the Parties.

8.2	All of the provisions of this Agreement shall remain in full force and effect notwithstanding Closing (except insofar as they set out obligations which have been fully performed at Closing).

8.3	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

8.4	Each of the Parties shall pay its own costs of and incidental to this Agreement and the Transactions contemplated herein.

8.5	This Agreement is written and executed in Chinese and English, both versions being equally valid.

9.	Liability under this Agreement

9.1	Natuzzi undertakes to indemnify and keep Kuka harmless against, and reimburse Kuka, for any loss suffered by Kuka and/or the Company:

(a)	that would have not been so suffered had the representations and warranties given by Natuzzi under Clause 6.1 been true and correct, and

(b)	arising from an actual breach of any obligation, undertaking or covenant assumed by Natuzzi pursuant to this Agreement, to the extent that such losses have not been already fully indemnified pursuant to this Agreement.

9.2	Without prejudice to any other limitations set forth in this Agreement, Natuzzi shall not be liable to Kuka under this Agreement:

(a)	if the amount due in connection with any single occurrence giving rise to liability pursuant to this Agreement does not exceed RMB 500,000 or, in aggregate RMB 2,000,000, otherwise the entire amount can be claimed;

(b)	to the extent that a claim occurs as a result of any legislation passed after the date hereof, but taking effect retrospectively.

9.3	The amount of any loss payable by the Natuzzi to Kuka pursuant to this Clause 9 shall be reduced by:

9.3.1	any amount actually recovered by Kuka or the Company from any insurance company under any insurance;

9.3.2	the amount actually paid to Kuka by any third party with respect to the loss to be indemnified by the Natuzzi; and/or

9.3.3	an amount equivalent to the tax benefit that has been or can be obtained by Kuka or the Company.

9.4	Without prejudice to the other provisions of this Agreement, Natuzzi shall not be responsible under this Agreement in respect of any actual or alleged breach of the representations and warranties under 6.1 which becomes known after 36 (thirty six) months as of the Closing Date and notified to Natuzzi in compliance with Article 9.5. In addition and without prejudice of all the above, the maximum aggregate liability of Natuzzi in respect of all and any losses claimed by Kuka within the first 24 (twenty four) months shall be limited and not exceed in any event to EUR 13,000,000 and shall be limited and not exceed EUR 5,000,000 in respect of any and all losses claimed by Kuka after the 24th (twenty fourth) month as of the Closing Date but before 36 (thirty six) months from the Closing Date, except for the breach of representations and warranties under Clause 6.1.4 and 6.1.5 for which the liability shall be the purchase price paid by Kuka for its 51% interest in the Company.

9.5	Indemnification Procedure

(a)	Kuka shall provide Natuzzi with written notice of any event which could give rise to the indemnification of Natuzzi under this Clause 9 (the “Notice of Claim”) within the time limits set forth under Article 9.4. The Notice of Claim shall (i) set forth clearly and in reasonable detail the grounds of fact upon which the Notice of Claim is based and (ii) be accompanied by all reasonable documentation, if any.

(b)	The Notice of Claim shall be timely dispatched after discovery of the event giving rise to a loss, and in any event, under penalty of forfeiture, by and no later than 20 (twenty) Business Days after such knowledge.

(c)	Within 20 (twenty) Business Days as of receipt of the Notice of Claim, Natuzzi shall have the right to deliver to Kuka a notice of disagreement with respect to the indemnification claim constituting the subject matter of the Notice of Claim, providing in reasonable details the grounds for such disagreement.

(d)	If a notice of disagreement is timely delivered pursuant to Clause 9.5(c), the Parties will attempt for a period of 20 (twenty) Business Days thereafter to resolve any differences that they may have with respect to the subject matter of such notice of disagreement. If, at the end of such period, the Parties fail to reach an agreement in writing with respect to all matters of disagreement, then all matters as to which agreement is not so reached may be settled pursuant to Clause 10 hereof.

9.6	Kuka hereby undertakes to indemnify Natuzzi against any losses:

(a)	that would have not been so suffered by Natuzzi had the representations and warranties in Clause 6.2 been true and correct, to the extent that such losses have not been already fully indemnified pursuant to this Agreement; and

(b)	arising from an actual breach of any obligation, undertaking or covenant assumed by Kuka pursuant to this Agreement, to the extent that such losses have not been already fully indemnified pursuant to this Agreement.

The maximum liability of Kuka in respect of any claim by Natuzzi under this Clause 9.6 shall be EUR 13,000,000. For the avoidance of doubt, to the extent that any claim by Natuzzi is related to the failure by Kuka to make payments under Clause 2.1 and 2.2, Natuzzi may only claim damages but shall not at the same time claim specific performance.

10.	Governing Law, Arbitration

This Agreement shall be governed by the laws and regulations of the People’s Republic of China. All disputes among the Parties arising out of or in relation to this Agreement (including any disputes related to the validity, interpretation or enforceability of this arbitration clause) shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three and they shall all be experts of PRC law. The arbitration proceedings shall be conducted in the English language.

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IN WITNESS WHEREOF the parties hereto have signed this document on the date appearing at the head hereof.

/s/ Pasquale Natuzzi
Natuzzi S.p.A.
Pasquale Natuzzi
Chairman & CEO

/s/ Jiangsheng Gu (顾江生)
Jason Furniture (Hangzhou) Co., Ltd.
Jiangsheng Gu (顾江生)
Chairman

/s/ Thomas KUH (顾吉涛)
Thomas KUH (顾吉涛)
Legal Representative
Natuzzi Trading (Shanghai) Co., Ltd.